Exhibit 99.1

ICI AGREES SALE OF QUEST’S FOOD INGREDIENTS BUSINESS FOR US$440M

Imperial Chemical Industries PLC (“ICI”) has agreed to sell the Food Ingredients business of Quest International (“Quest”) to Kerry Group plc for US$ 440 million (£ 238 million) in cash. Net proceeds after tax and other costs are expected to be approximately US$365 million (£197 million), and will be used to reduce indebtedness. Completion is expected in the second quarter of 2004, subject to regulatory approvals and employee consultation.

The transaction follows a strategic decision to focus efforts in Quest on restoring profitability in its core Flavour and Fragrance businesses. Following completion, further restructuring will take place in Quest in order to eliminate overheads. Details of this restructuring, which is expected to have a cash cost of the order of US$20 million (£11 million), will be announced in due course.

The Quest Food Ingredients product portfolio includes emulsifiers, proteins, hydrocolloids, yeast, enzymes and cultures, sold into a variety of end use markets. The business is headquartered in Naarden, the Netherlands, and has nine production sites around the world. It employs some 900 people.

For the year ended December 31, 2003 the Quest Food Ingredients business had sales of US$255 million (£138 million), operating profit of US$30 million (£16 million) and at December 31, 2003 had net operating assets of US$150 million (£81 million). The transaction is expected to give rise to a loss after tax of about £50 million which will be accounted for as an exceptional item. The loss includes attribution of goodwill previously written off of £160 million.

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March 2, 2004